UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul, 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resolution to Enter into a Trust Agreement for Acquisition of Treasury Shares

On August 2, 2016, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to enter into a trust agreement to acquire treasury shares. The details are as follows:

1.	Total contract amount: KRW 500,000,000,000

2.	Contract period: August 3, 2016 — August 2, 2017

3.	Purpose of acquisition: To stabilize share price and increase shareholder value

4.	Contracting party: Samsung Securities Co., Ltd.

5.	Expected date of agreement: August 3, 2016

6.	Number of treasury shares owned as of August 2, 2016: 9,206,975 common shares

7.	Date of resolution by the board of directors: August 2, 2016

•	Number of independent directors attended: 6 (all attended)

8.	Brokerage company appointed for the share acquisition: Samsung Securities Co., Ltd.

9.	Limitation on the acquisition price of treasury shares as of August 2, 2016:

(Unit: KRW millions)
Items	Amount
1. Upper limit of profits available for dividends in accordance with the Korean Commercial Code(1)	2,505,974
2. Amount of treasury shares acquired since the end of the previous fiscal year	300,006
3. Dividends and related earnings surplus reserves resolved at the annual general shareholders’ meeting held after the end of the previous fiscal year	—
4. Quarterly/interim dividends and related earnings surplus reserves resolved at the meeting of the board of directors after the end of the previous fiscal year	—
5. Contract amount for the trust agreement	—
6. Acquisition cost of the treasury shares if disposed after the end of the previous fiscal year (moving average)	—
Limitation on the acquisition price of treasury shares (1-2-3-4-5+6)	2,205,968

(1)	As of the end of the previous fiscal year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: August 2, 2016	By:	/s/ Jungsoo Huh
(Signature)

	Name:	Jungsoo Huh
	Title:	Senior Managing Director